UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Haleon plc

(Name of Issuer)

Ordinary Shares, nominal value £0.01 per share

(Title of Class of Securities)

405552100*

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*Represents the CUSIP of the Issuer’s American Depositary Shares (“ADSs”), each representing two ordinary shares, nominal value £0.01 per share.

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 385,320,110 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 385,320,110 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,320,110 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1)	Includes (i) 262,727,073 ordinary shares, nominal value £0.01 per share (“Ordinary Shares”) of Haleon plc (the “Issuer” or “Haleon”), which are held by Glaxo Group Limited (“GGL”), an indirect wholly owned subsidiary of GSK plc (“GSK”), and (ii) 122,593,037 Ordinary Shares held by GSK (No. 1) Scottish Limited Partnership (“SLP 1”), a Scottish limited partnership controlled by GSK.
(2)	Based on 9,234,573,831 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 2, 2023.

CUSIP No. 405552100	13D	Page 3 of 8

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 27, 2022, as amended on May 16, 2023, on September 11, 2023 and on October 10, 2023 (the “Schedule 13D”) with respect to the Ordinary Shares of Haleon, a public limited company incorporated under the laws of England and Wales. The Issuer’s principal executive offices are located at Building 5, First Floor, The Heights, Weybridge, Surrey KT13 0NY, United Kingdom. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

This Amendment is the final amendment to the Schedule 13D and constitutes an “exit filing” for GSK.

Item 2. Identity and background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by replacing the seventh paragraph (under the heading “Orderly Marketing Agreement”) thereof with the following:

On June 1, 2022, GSK, Pfizer, and the SLPs entered into the Orderly Marketing Agreement. The principal purpose of the Orderly Marketing Agreement was to regulate sales of Haleon shares by the parties after listing, including ensuring that, where one party proposed to sell Haleon shares, the other parties had the opportunity to participate in any such sale, subject to certain exceptions. Each of the SLPs was treated as a member of GSK’s group for the purposes of the capacity allocation provisions in the Orderly Marketing Agreement, and the SLPs accordingly exercised share sale and tag-along rights under the Orderly Marketing Agreement through GSK as a single point of contact. On January 19, 2024, upon completion of the secondary block trade described under the heading “Sale of Haleon Shares” below resulting in GSK’s group beneficially owning less than 5.0% of the Ordinary Shares, the Orderly Marketing Agreement terminated.

Item 4 of the Schedule 13D is hereby amended by replacing the eighth paragraph (under the heading “Orderly Marketing Agreement Side Letter”) thereof with the following:

On June 1, 2022, GSK and the SLPs entered into a side letter to the Orderly Marketing Agreement (the “Orderly Market Agreement Side Letter”). The principal purpose of the Orderly Marketing Agreement Side Letter was to determine how share sale and tag-along rights in respect of sales of Haleon shares are allocated as between GSK and the SLPs. On January 19, 2024, upon termination of the Orderly Marketing Agreement, the Orderly Market Agreement Side Letter automatically terminated.

Item 4 of the Schedule 13D is hereby amended by replacing the eleventh paragraph (under the heading “Sale of Haleon Shares”) thereof with the following:

On October 5, 2023, SLP 1, GSK (No. 2) Scottish Limited Partnership (“SLP 2”), a Scottish limited partnership controlled by GSK, and GSK (No. 3) Scottish Limited Partnership (“SLP 3”), a Scottish limited partnership controlled by GSK (SLP 1, SLP 2 and SLP 3 together, the “SLPs”), as the sellers, entered into a secondary block trade agreement with MLI and Citigroup Global Markets Limited, as the placement managers (the “Placement Managers”), pursuant to which the Placement Managers agreed, severally and not jointly or jointly and severally, to use their respective reasonable endeavors to procure purchasers for 270,000,000 Ordinary Shares at a price to be determined pursuant to an accelerated book building process. Pursuant to the terms of sale dated October 5, 2023, the number of Ordinary Shares sold was determined to be 270,000,000, of which 15,125,763 were sold by SLP 1, 164,375,414 were sold by SLP 2 and 90,498,823 were sold by SLP 3, at a price of 328 pence per Ordinary Share. The transaction closed on October 10, 2023.

CUSIP No. 405552100	13D	Page 4 of 8

On January 16, 2024, SLP 1, as the seller, entered into a secondary block trade agreement (the “Secondary Block Trade Agreement”) with the Placement Managers, pursuant to which the Placement Managers agreed, severally and not jointly or jointly and severally, to use their respective reasonable endeavors to procure purchasers for up to 350,000,000 Ordinary Shares at a price to be determined pursuant to an accelerated book building process. Pursuant to the terms of sale dated January 16, 2024, the number of Ordinary Shares sold was determined to be 300,000,000 at a price of 326 pence per Ordinary Share. The transaction closed on January 19, 2024 (the “Closing Date”).

In connection with the Secondary Block Trade Agreement, on January 16, 2024, GGL, Pfizer, SLP 1 and the Placement Managers entered into a lock-up deed (the “Lock-Up Deed”). Pursuant to the Lock-Up Deed, each of GSK, Pfizer and SLP 1 undertook that it would not, and would procure that the members of its group would not, directly or indirectly, offer, sell, lend, pledge or engage in any other disposal of Ordinary Shares for 60 days after the Closing Date, subject to certain customary exceptions. The Lock-Up Deed provides that the lock-up may be released during such period (which shall apply pro rata to the Pfizer group, on the one hand, and the GSK group, on the other hand, in accordance with their relative ownership of Issuer shares as of the date of the release) upon the Placement Managers’ written agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it with the following:

a.	GSK beneficially owns 385,320,110 Ordinary Shares, which represents 4.2% of 9,234,573,831 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the SEC on August 2, 2023.

b.	GSK has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 262,727,073 Ordinary Shares held by GGL and 122,593,037 Ordinary Shares held by SLP 1.

c.	On November 6, 2023, GlaxoSmithKline Employee Trust, GSK’s consolidated Employee Share Ownership Plan (“ESOP”) trust, sold 173,611 ADSs, representing 347,222 Ordinary Shares, at an average price of US$8.09 per ADS in open-market transactions via a broker-dealer.

From November 6, 2023 through November 27, 2023, GlaxoSmithKline Employee Trust, GSK’s consolidated ESOP trust, sold 34,601,984 Ordinary Shares, at an average price of 328 pence per Ordinary Share in open-market transactions.

On December 5, 2023, GSK Master Grantor Trust, GSK’s consolidated ESOP trust, sold 404,599 ADSs, representing 809,198 Ordinary Shares, at an average price of US$8.20 per ADS in open-market transactions via a broker-dealer.

From December 4 through December 27, 2023, GlaxoSmithKline (US) Trust, GSK’s consolidated ESOP trust, sold 8,527,104 ADSs, representing 17,054,208 Ordinary Shares, at an average price of US$8.23 per ADS in open-market transactions via a broker-dealer.

Except as otherwise described herein, no transaction in shares of Ordinary Shares were effected during the past 60 days by GSK.

d.	No person, other than GSK and SLP 1 is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Ordinary Shares beneficially owned by GSK.

e.	On January 19, 2024, following completion of the sale under the Secondary Block Trade Agreement, GSK ceased to be the beneficial owner of more than 5.0% of the outstanding shares of the Issuer.

Item 7. Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

CUSIP No. 405552100	13D	Page 5 of 8

Exhibit	Name
16	Secondary Block Trade Agreement dated January 16, 2024 between GSK (No. 1) Scottish Limited Partnership, Merrill Lynch International and Citigroup Global Markets Limited.
17	Terms of Sale dated January 16, 2024 between GSK (No. 1) Scottish Limited Partnership, Merrill Lynch International and Citigroup Global Markets Limited.
18	Lock-Up Deed dated January 16, 2024 among Glaxo Group Limited, Pfizer Inc., GSK (No. 1) Scottish Limited Partnership, Merrill Lynch International and Citigroup Global Markets Limited.

CUSIP No. 405552100	13D	Page 6 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2024

GSK plc

By:	/s/ Victoria A. Whyte
Name:	Victoria A. Whyte
Title:	Authorized Signatory

CUSIP No. 405552100	13D	Page 7 of 8

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Sir Jonathan Symonds CBE	980 Great West Road Brentford Middlesex TW8 9GS, England	Chair and Company Director	British
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director and Chief Financial Officer	British
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Wendy Becker	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	British, US, Italian
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

CUSIP No. 405552100	13D	Page 8 of 8

GSK Leadership Team
Name	Business Address	Principal Occupation or Employment	Citizenship

Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Financial Officer	British
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentord Middlesex TW8 9GS, England	President, Global Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare, and President Global Health	British
Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British